UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Checkpoint Systems, Inc.
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	22-1895850
(State of Incorporation or Organization)	(IRS Employer Identification Number)

101 Wolf Drive, PO Box 188
Thorofare, New Jersey	08086
(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☑

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:  ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
NONE

The Company hereby amends the following Items and Exhibits of its Registration Statement on Form 8-A filed on July 17, 1997 and amended on June 8, 2007 (as so amended, the “Registration Statement”).

Item 1. Description of Registrant’s Securities to be Registered.

Item 1 of the Registration Statement is hereby amended and restated in its entirety by substituting in lieu thereof the following:

On March 10, 1997, the Board of Directors of Checkpoint Systems, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of Common Stock, $0.10 par value, of the Company (the “Common Shares”) payable to stockholders of record on March 24, 1997 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one Common Share.  The Rights may be exercised, upon the occurrence of certain events, at a price of $100.00 per Common Share (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of March 10, 1997, as amended by Amendment No. 1 to Rights Agreement, dated as of March 2, 2007 (“Amendment No. 1”), and Amendment No. 2 to Rights Agreement, dated as of August 5, 2009 (“Amendment No. 2”).

The Rights will initially be attached to all Common Share certificates representing Common Shares then outstanding, and no separate Right certificates will be distributed.  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later day as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such certificate together with a copy of the Summary of Rights appended to the Rights Agreement.  The date of announcement of the existence of an Acquiring Person referred to in clause (i) above is referred to herein as the “Share Acquisition Date.”

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Share certificates.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 10, 2017, unless earlier redeemed or exchanged by the Company as described below.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of Rights, except as provided below, shall thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Common Stock Equivalents (as such term is defined in the Rights Agreement)) having a then market value equal to two (2) times the Purchase Price of the Rights.  Upon the occurrence of the event described in the preceding sentence, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or of any such Associate or Affiliate) to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person (or of any such Associate or Affiliate) has any agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company in its discretion has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of the Rights Agreement shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (except Rights which previously have been voided as described above), in whole or in part, at an exchange ratio of one Common Share (or, in certain circumstances, one Common Stock Equivalent) per Right.

In the event that, following the earlier of the Distribution Date and the Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a then market value equal to two (2) times the Purchase Price of the Rights.

The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to all holders of the Common Shares of certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to all holders of the Common Shares of evidences of indebtedness, stock (other than a dividend payable in Common Shares), assets or cash (excluding regular quarterly cash dividends) or of subscription rights, options or warrants (other than those referred to above).

The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Common Shares will be issued upon the exercise of any Right or Rights.  In lieu of fractions of a share equal to one-half of a share or less, a cash payment will be made, as provided in the Rights Agreement.  No Rights may be exercised that would entitle the holders to any fraction of a Common Share greater than one- half of a share unless concurrently therewith such holder purchases an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, equals a whole number of Common Shares, as provided in the Rights Agreement.  If such holder does not purchase such additional fraction of a Common Share, a cash payment will be made, as provided in the Rights Agreement.

At any time prior to such time as any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part at a price of $.005 per Right, subject to adjustment (the “Redemption Price”).  Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Pursuant to Amendment No. 2, the Company and the Rights Agent amended the Rights Agreement to remove a provision that required approval of the incumbent Board of Directors for any action taken by the Board of Directors.  Pursuant to the amendment, actions that previously required approval by a majority of the continuing directors require the approval of only a majority of the directors then in office.  In connection with the amendment, the Rights Agreement has been modified with respect to the ability of the Board of Directors to (a) prohibit cashless exercise of the rights after an acquirer owns 50% or more of the common shares, (b) prohibit an exchange of the rights after an acquirer owns 50% or more of the common shares, (c) permit formation of a trust to administer an exchange, (d) require approval of a merger transaction before a trigger event occurs to exempt the transaction from the “flip over” provisions of the Rights Agreement and (e) prohibit redemption of the rights by the Board of Directors after a trigger event has occurred.
The terms of the Rights may be further amended by the Company and the Rights Agent, provided that following the Distribution Date the amendment does not materially adversely affect the interests of holders of Rights (other than an Acquiring Person).

The foregoing summary is qualified in its entirety by the full text of the Rights Agreement, Amendment No. 1 and Amendment No. 2 are attached hereto as exhibits to this registration statement and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

4.1
Rights Agreement by and between the Company and American Stock Transfer & Trust Company dated as of March 10, 1997 (incorporated by reference to Exhibit 4.1 of the Company’s Form 10-K for the year ended December 29, 1996, filed with the SEC on March 17, 1997).

4.2
Amendment No. 1 to Rights Agreement, dated as of March 2, 2007, by and between the Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2007).

4.3
Amendment No. 2 to Rights Agreement, dated as of August 5, 2009, by and between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Checkpoint Systems, Inc.

Date: August 25, 2009	By:	/s/ John S Van Zile
Name: John S Van Zile
Title: Senior Vice President, General Counsel and Secretary